Exhibit (a)(5)(i)
VOLUNTARY CONDITIONAL GENERAL OFFER
by
(Company Registration No. 197201862K)
(Incorporated in the Republic of Singapore)
for and on behalf of
MEDIARING LTD
(Company Registration No. 199304568R)
(Incorporated in the Republic of Singapore)
to acquire all the issued ordinary shares in the capital of
PACIFIC INTERNET LIMITED
(Company Registration No. 199502086C)
(Incorporated in the Republic of Singapore)
other than those already owned by MediaRing Ltd as at the date of the Offer

1.	Commencement of Offer

UOB Asia Limited (“UOB Asia”) wishes to announce, for and on behalf of MediaRing Ltd (“MediaRing”) that, further to the announcement of 27 April 2006, the offer to purchase document dated 12 May 2006 (the “Offer to Purchase”) containing full details of the voluntary conditional cash general offer (the “Offer”) for all the issued ordinary shares of Pacific Internet Limited (“PacNet”) other than those already owned by MediaRing (the “PacNet Shares”), together with the letter of transmittal (the “Letter of Transmittal”), has been filed with the United States Securities and Exchange Commission (“SEC”) on 12 May 2006 and despatched to all registered holders of PacNet Shares (“Shareholders”). Accordingly, the Offer has commenced on 12 May 2006.

The options granted under the Pacific Internet Limited 1999 Share Option Plan (the “Options”) are not freely transferable by the holders thereof. In view of this restriction, MediaRing is not making an offer to acquire the Options. For the avoidance of doubt, the Offer is extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the final expiration of the Offer. MediaRing is making a concurrent proposal to the holders of the Options, the terms of which are set out in Schedule D of the Offer to Purchase. MediaRing will be mailing the proposal to the Option holders in a separate letter as soon as practicable on the same date of despatch as the Offer to Purchase.

2.	Requests for Offer to Purchase

Shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal and related documents should contact D.F. King

& Co., Inc, the Information Agent for the Offer (the “Information Agent”), immediately at the following address and telephone numbers for a copy of the Offer to Purchase and Letter of Transmittal:
D.F. King & Co., Inc
48 Wall Street
New York, New York 10005
Call Toll Free in the U.S. : 1(888) 567-1626
Banks and Brokers Call : 1(212) 269-5550

Holders of PacNet Shares should read carefully the Offer to Purchase and related materials because they contain important information. Holders of PacNet Shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other related documents that MediaRing has filed with the SEC at the SEC’s website at www.sec.gov. The Offer to Purchase (but not the related forms) is also posted on the Singapore Exchange Securities Trading Limited (“SGX-ST”) at the SGX-ST’s website at www.sgx.com.

3.	Acceptance of the Offer

Full details of the procedures for the tender of PacNet Shares are set out in Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

4.	Foreign Shareholders

MediaRing is sending the Offer to Purchase to all PacNet registered shareholders. MediaRing is also making available the Offer to Purchase to all PacNet shareholders. However, the validity of the Offer to PacNet shareholders resident outside the U.S. or Singapore (“Foreign PacNet Shareholders”) may be affected by the laws of the relevant foreign jurisdictions. For the avoidance of doubt, the Offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of PacNet Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. Foreign PacNet Shareholders should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions. However, MediaRing may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction.

5.	Expiration Date for the Offer

The Offer will be open for tender until 12:00 midnight, New York City time, on 12 June 2006, or such later date(s) as may be announced from time to time by or on behalf of MediaRing.

6.	Notice of Offer to Purchase for Cash

MediaRing has today placed an advertisement titled “Notice of Offer to Purchase for Cash” in The Wall Street Journal. Holders of PacNet Shares may wish to download a copy of the advertisement on MediaRing’s website at www.mediaring.com/about_us/pre-cond.

7.	Responsibility Statement

The Directors of MediaRing (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material fact has been omitted from this announcement and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.
Issued by
UOB Asia Limited
For and on behalf of
MediaRing Ltd
12 May 2006, New York City time

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